FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1:	Name and Address of Reporting Issuer
Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”)
1240 – 1140 West Pender Street
Vancouver, British Columbia V6E 4G1
ITEM 2:	Date of Material Change
April 8, 2009.
ITEM 3:	News Releases

A news release was issued on April 9, 2009 through Marketwire in Canada and the United States.  The news release was also filed on SEDAR and with The Toronto Stock Exchange and the TSX Venture Exchange.

ITEM 4:	Summary of Material Change

The Company announced that it has entered into an agreement with Paragon Minerals Corporation (“Paragon”) (TSX-V: PGR) whereby Crosshair will acquire a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminate the original property option earn-in agreement with Paragon; and abandon the previously approved Plan of Arrangement with Gemini Metals Corp. (“Gemini”) whereby Crosshair was to transfer its gold and volcanic-hosted massive sulphide projects located in Newfoundland to Gemini in exchange for shares for Gemini.

ITEM 5:	Full Description of Material Change

The Company announced that it has entered into an agreement with Paragon whereby Crosshair will acquire a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest; terminate the original property option earn-in agreement with Paragon; and abandon the previously approved Plan of Arrangement with Gemini whereby Crosshair was to transfer its gold and volcanic-hosted massive sulphide projects located in Newfoundland to Gemini in exchange for shares for Gemini.

As a result of the current market conditions, the Board of Directors of Crosshair has determined that it is no longer in the best interest of Shareholders to spin-out the assets of Golden Promise, South Golden Promise and Victoria Lake into a separate publicly traded company to be known as Gemini.  However, both Crosshair and Paragon remain committed to the Golden Promise Gold Project and believe that more value can be created from within Crosshair at this time.

Closing is expected to be completed no later than May 8, 2009. Closing is conditional upon both Paragon and Crosshair obtaining regulatory approval to the agreement.
Agreement Details
	1.	Crosshair will issue 2,655,000 common shares with a current market value of approximately CDN$400,000 to Paragon to purchase the 60% interest in Golden Promise with an option to increase to 70%.
2.
Crosshair will provide Paragon with a CDN$2.0 million carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 250,000 common shares to Paragon.

3.
Upon the successful completion of the initial CDN$2.0 million exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional CDN$1.0 million carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 100,000 common shares to Paragon.

4.
In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and CDN$1.0 million or just retain the 60% interest.

ITEM 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.
ITEM 7:	Omitted Information
None.
ITEM 8:	Executive Officer
Sheila Paine
Corporate Secretary
(604) 681-8030.
ITEM 9:	Date of Report
April 14, 2009.